File No. 70-9543



                             UNITED STATES OF AMERICA
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


Application of Northeast     )            CERTIFICATE PURSUANT TO
Utilities and Northeast      )            RULE 24 UNDER THE PUBLIC
Generation Services          )            UTILITY HOLDING COMPANY ACT
Company on Form U-1          )            OF 1935


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended June 30, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

    As of June 30, 2000, NU's aggregate investment in EWGs was approximately $476.5 million, or 77% of its average Consolidated Retained Earnings of approximately $615.3 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

NU Consolidated Capitalization

                                                 As of June 30, 2000
                                               ----------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----

Common shareholders' equity                    $2,365,854       36.9%
Preferred stock                                   277,700         4.3
Long-term and short-term debt                   3,768,353        58.8
                                               ----------       -----
                                               $6,411,907       100.0%
                                               ==========       =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

Retained Earnings statement as of June 30, 2000

                                                                 NU
                                                  NGC        Consolidated
                                               ---------     ------------
                                                 (Thousands of Dollars)

Beginning balance as of April 1, 2000          $   (148)     $  642,092
Additions:
      Net income                                  7,122          12,206
      Miscellaneous elimination adjustment          -                 1
Deductions:
      Dividends declared-common shares              -           (14,326)
                                               --------      ----------
Ending balance as of June 30, 2000             $  6,974      $  639,973
                                               ========      ==========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

               NGC
Twelve months ended June 30, 2000*

      (Thousands of  Dollars)

Revenues           $ 43,015

Net Income         $   7,371

*NGC commenced operations in March of 2000.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                        /s/ John J. Roman
                                            -----------------------------------
                                            John J. Roman
                                            Vice President and Controller
                                            Northeast Utilities
                                            P.O. Box 270
                                            Hartford, CT 06141-0270
                                            August 25, 2000